UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Trinity Biotech plc.

(Name of Issuer)

Class ‘A’ Ordinary Shares represented by American Depositary Shares

(Title of Class of Securities)

896438306**

(CUSIP Number)

January 25, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Stonehill Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Stonehill Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,422,708
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,422,708

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,422,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS John Motulsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Christopher Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Jonathan Sacks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Peter Sisitsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Michael Thoyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Michael Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

1	NAMES OF REPORTING PERSONS Samir Arora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,318,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,318,218

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Based on 26,234,392 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class ‘A’ Ordinary Shares.

Item 1(a).	Name of Issuer:

Trinity Biotech plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

IDA Business Park, Bray, Co. Wicklow, Ireland

Item 2(a).	Names of Persons Filing:

The name of the persons filing this report (the “Reporting Persons”) are:

(i)	Stonehill Capital Management LLC (“Management”)

(ii)	Stonehill Institutional Partners, L.P. (“Fund”)

(iii)	John Motulsky (“Motulsky”)

(iv)	Christopher Wilson (“Wilson”)

(v)	Jonathan Sacks (“Sacks”)

(vi)	Peter Sisitsky (“Sisitsky”)

(vii)	Michael Thoyer (“Thoyer”)

(viii)	Michael Stern (“Stern”)

(ix)	Samir Arora (“Arora”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

c/o Stonehill Capital Management LLC, 320 Park Ave., 26th Floor, New York, NY 10022

Item 2(c).	Citizenship:

Management:	Delaware limited liability company
Fund:	Delaware limited partnership
Motulsky:	US Citizen
Wilson:	US Citizen
Sacks:	US Citizen
Sisitsky:	US Citizen
Thoyer:	US Citizen
Stern:	US Citizen
Arora:	US Citizen

Item 2(d).	Title of Class of Securities:

Class ‘A’ Ordinary Shares, par value US$0.0109 (held through American Depositary Shares (CUSIP 896438306), each representing four Class ‘A’ Ordinary Shares).

Item 2(e).	CUSIP Number:

896438306

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer’s Class ‘A’ Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul D. Malek
Paul D. Malek An Authorized Signatory of a Member

STONEHILL INSTITUTIONAL PARTNERS, L.P.*

By:	/s/ Paul D. Malek
Paul D. Malek An Authorized Signatory of Stonehill General Partner, LLC, its general partner

JOHN MOTULSKY*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for Christopher Wilson

JONATHAN SACKS*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for Michael Stern

SAMIR ARORA*

By:	/s/ Paul D. Malek
Paul D. Malek Attorney-in-Fact for Samir Arora

*

The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Exchange Act.